Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

SATMEX ORDERS NEW SATELLITE FOR [LATIN AMERICAN] SERVICE

Mexico, D.F. March 13, 2012 — Satélites Mexicanos (Satmex) announces that it has entered into a Satellite Procurement Agreement with Boeing Satellite Systems International (Boeing) and a Launch Services Agreement with Space Exploration Technologies (SpaceX) for the manufacture and the launch, respectively, of the latest communications satellite in its fleet, Satmex 7.

The procurement of Satmex 7 is part of a global agreement in cooperation with Asia Broadcast Satellite (ABS) involving the manufacture and delivery of four firm and four optional satellites all at firm fixed prices. The purchase and delivery of these satellites will be governed by a Master Procurement Agreement entered into among Boeing, ABS and Satmex and will be subject to separate satellite procurement agreements between Boeing and each of Satmex and ABS. Both Satmex and ABS shall have the ability to convert the optional satellites to firm orders as they may determine in the future.

Satmex 7 is a hybrid satellite with both C- and Ku-band capacity, serving all of Satmex’s Latin America customers. The satellite will provide new expansion capacity that will be a catalyst for Satmex’s growth plans over the next decade. The Boeing 702SP product line is a great fit for Satmex’s expansion strategy, offering an innovative design with capabilities that provide flexible service offerings to meet the growing demands of Satmex’s prestigious customer portfolio.

“We are very pleased to partner with both, Boeing and SpaceX, on these agreements, which provides Satmex with the flexibility to grow our satellite fleet”, said Patricio Northland, Chief Executive Officer of Satmex. “Satmex is positioned for a new era of growth with the anticipated launches of Satmex 8 in 2012, and with Satmex 7, our first satellite in the Boeing 702SP program, in late 2014 or early 2015. The addition of Satmex 7 will expand our fleet to three satellites covering the Americas. Satmex 7 will be a cornerstone of the Satmex fleet designed to provide DTH and data services with increased power levels and good elevation angles from any location within its coverage. These benefits will provide better performance to deliver media content directly to homes as well as broadband and other data services.” Concurrently with the satellite procurement agreements, ABS and Satmex have entered into a Bilateral Agreement which establishes rights and obligations between the parties with regard to the manufacture and launch of Satmex 7 and the other satellites in this global procurement.

The launch is scheduled for late 2014 or early 2015 from Cape Canaveral, Florida and will use SpaceX’s Falcon 9 rocket.

About Satmex

Satélites Mexicanos (Satmex) is a significant provider of fixed satellite services (FSS) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

About Boeing

A unit of The Boeing Company, Boeing Defense, Space & Security is one of the world’s largest defense, space and security businesses specializing in innovative and capabilities-driven customer solutions, and the world’s largest and most versatile manufacturer of military aircraft. Headquartered in St. Louis, Boeing Defense, Space & Security is a $32 billion business with 62,000 employees worldwide. Follow us on Twitter: @BoeingDefense.

About SpaceX

SpaceX designs, manufactures and launches the world’s most advanced rockets and spacecraft. With a diverse manifest of 40 launches to deliver commercial and government satellites to orbit, SpaceX is the world’s fastest growing space launch company. In 2010, SpaceX became the first commercial company in history to put a spacecraft into orbit and return it safely to Earth. With the retirement of the space shuttle, the SpaceX Falcon 9 rocket and Dragon spacecraft will soon carry cargo, and one day astronauts, to and from the Space Station for NASA. Founded in 2002 by Elon Musk, SpaceX is a private company owned by management and employees, with minority investments from Founders Fund, Draper Fisher Jurvetson, and Valor Equity Partners. The company has over 1,600 employees in California, Texas, Washington, D.C., and Florida. For more information, visit www.SpaceX.com .

About Asia Broadcast Satellite (ABS)

Asia Broadcast Satellite (ABS) is one of the fastest growing premium satellite operators in the world. ABS offers a complete range of End-to-End solutions including direct-to-home (DTH) and cable TV distribution (CATV), cellular backhaul, VSAT and Internet backbone services with diverse IP transit through its European and Asian internet gateways. ABS’ satellite fleet includes four operational satellites with a fifth satellite (ABS-2) under construction and expected to be launched in 2013, providing coverage over Asia, Africa, the Middle East, Europe and CIS countries. For more information, visit www.absatellite.com

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and subsequent Periodic Reports on Form 6-K.